VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2009 MAR 30 A 11: 52

23 March 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

09045721

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

3/31

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement

Viralytics international presentation of interim data on Phase I clinical evaluation of CAVATAK™

---

20 March 2009, Sydney: Viralytics Limited (ASX: VLA) has presented interim data of the Company's Phase I clinical trials at "The Fifth International Meeting on Replicating Oncolytic Virus Therapeutics" in Banff, Canada.

The presentation entitled "Phase I studies of intravenous and intratumoral administration of oncolytic Coxsackievirus A21 (CAVATAK™) in patients with advanced cancer" was delivered as an oral presentation by the Company's Chief Scientific Officer, Dr Darren Shafren.

The presentation describes the interim results from current Phase I clinical evaluations of CAVATAK™ in late stage cancer patients. "The invitation to present our clinical progress at this international conference is recognition that Viralytics is a key player in this novel and growing cancer therapy technology." said Dr Shafren from Canada.

A copy of the presentation is attached and will be available on the Viralytics web site.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

About Viralytics Ltd
Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Phase I studies of intravenous and intratumoral administration of oncolytic Coxsackievirus A21 (CAVATAK™) in patients with advanced cancer

Darren R Shafren, Gough G Au, Mark Smithers, Mark Formby, Boris Chern, and Richard D Barry

VIRALYTICS
ONCOLYTIC VIRUSES

Disclaimer

This presentation contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of Viralytics future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, sales of CAVATAK™ products; development and commercialisation of the Company's product portfolio; development or acquisition of additional products; and other risks and uncertainties. Viralytics undertakes no duty to update any of these forward-looking statements to confirm them to actual results.

March 2009

VIRALYTICS

Coxsackievirus A21: Background

- Prototype strain Kuykendall
- Isolated in 1948
- Enterovirus with the Family *Picornaviridae*
- Non-enveloped capsid ~25nm consisting of 4 structural proteins
- + sense single strand RNA ~7405 nt





Mwt. (kDa)
182
115
84
62
51
38
26
20
15
9
VP1
VP2
VP3
VP4

VIRALYTICS

Mode of Action

- CAVATAK™ (Coxsackievirus A21) is a naturally occurring replication competent virus
- Causes mild upper respiratory illness "common cold"
- Targets cancer cells expressing high surface levels of intercellular adhesion molecule-1 (ICAM-1) and/or decay-accelerating factor (DAF)
- Numerous different types of cancer cells express high levels of ICAM-1 and/or DAF



CAVATAK
DAF
ICAM-1

VIRALYTICS
ONCOLYTIC VIRUSES

Oncolytic tumour targeting via up-regulated specific viral cellular receptor

- MCP (CD46) mediating measles virus infection : ovarian cancer
- PVR (CD155) mediating poliovirus (RIPO) replication : glioma
- $\alpha 2\beta 1$ mediating echovirus type 1 infection: ovarian,prostate and gastric cancers

VIRALYTICS
ONCOLYTIC VIRUSES

How CAVATAK kills cancer cells !


----release of new virus
virus docks with cell
cell lysis
---viral RNA
viral polysome
viral
proteins
aggregation of
new virus
---new viral RNA
--replication
complex
capsid assembly
--new vesicles
rkm.com.au

VIRALYTICS
ONCOLYTIC VIRUSES

In vitro oncolytic activity of CAVATAK™

Destruction of *in vitro* cultures :

- Melanoma — Shafren *et al*. 2004. Clin.Can.Res. 1:53
- Breast cancer — Skelding *et al* 2009.Breast.Can.Res. 113:21
- Prostate cancer — Berry et al. 2008. Prostate.68:577
- Glioblastoma — Au *et al* 2009. (In preparation)
- Multiple Myeloma — Au.*et al*.2007 Br.J.Haematol. 137:133

VIRALYTICS
ONCOLYTIC VIRUSES

Rapid *in vitro* lytic infection mediated by CAVATAK™



Time Post-CVA21 infection
0hr
3hr
6hr
18h
Live melanoma cells
Cells undergoing early stages of CVA21 infection
Cells lysed (dead) by CVA21

VIRALYTICS
ONCOLYTIC VIRUSES

In vivo oncolytic activity of CAVATAK™

Destruction of *xenografts in mouse models* :

- Melanoma — Shafren *et al*. 2004. Clin.Can.Res. 1:53
- Breast cancer — Skelding *et al* 2009.Breast.Can.Res. 113:21
- Prostate cancer — Berry et al. 2008. Prostate.68:577
- Glioblastoma — Au *et al* 2009. (In preparation)

VIRALYTICS
ONCOLYTIC VIRUSES

In vivo reduction of the luciferase expressing breast cancer (MBA-231) xenografts in SCID mice by intravenous (i.v) injection of CAVATAK™.


i.v PBS
i.v CAVATAK


CAVATAK™ CLINICAL DEVELOPMENT PATHWAY
X01
Single dose
intratumoural
Stage IV
melanoma
N=2
Phase I: X02
Single dose
intratumoural
Stage IV
melanoma
N=3
Phase I: X03
Multi-dose
escalation
intratumoural
Stage IV
melanoma
N=9
Phase I: X04
Multi-dose
escalation
intravenous
Late melanoma,
breast and
prostate cancer
N=26
Phase I: X06
Multi-dose
intratumoural
Refractory Head
and Neck cancer
N=9
= Trial completed
= Trial active
VIRALYTICS
ONCOLYTIC VIRUSES

Phase I Clinical outcome measures

Primary Outcome Measures:

- Safety and tolerability of single or multiple doses of CAVATAK™ administered either intratumourally or intravenously.

Secondary Outcome Measures:

- To determine clinical response of the injected tumour (intratumoral)
- To determine clinical response in non-injected tumours using RECIST criteria
- Time course and quantify CAVATAK™ viremias
- Determine time course to elimination of CAVATAK™
- Determine time course, frequency as well as quantify the development of anti-CAVATAK™ antibodies

VIRALYTICS
ONCOLYTIC VIRUSES

Major Trial Inclusion Criteria:

- Greater than 18 years of age.
- At least one subcutaneous metastatic deposit (*intratumoural trial*), accessible to punch biopsy and injection, may be tumour infiltrated lymph node I *or* Stage IV solid tumour disease with the primary tumour being any one of the following types - breast, prostate or melanoma (*Intravenous trial)*
- Biopsy of the selected tumour must be expressing ICAM-1 and +/- DAF.
- Absence of circulating antibodies to CAVATAK™ (titre < 1:16)
- Patients must have adequate hematological, renal and hepatic function
- Adequate immunologic function, defined as: Serum IgG > 5g/L and T cell subsets within normal limits
- Failed or refused standard treatment(s)
- Patients are able and willing to provide signed/informed consent to participate in the study.

VIRALYTICS
ONCOLYTIC VIRUSES

Major Trial Exclusion Criteria:

- Mucosal or ocular tumour
- Presence of CNS tumour
- Radiotherapy to the injection tumour site.
- Prior local radiotherapy without subsequent nodule progression
- Chemotherapy within 4 weeks of screening visit.
- ECOG score greater than 1.
- Life expectancy less than 6 months.
- Participation in another study requiring administration of an investigational drug or biological agent within the last 4 weeks prior to screening visit.

VIRALYTICS
ONCOLYTIC VIRUSES

X03: Phase I Dose escalation intratumoural trial in late stage melanoma patients

- Patients with Stage IV metastatic melanoma
- Dose escalation study (100-fold increase)
- 3 cohorts of 3 patients
- 2 injections of CAVATAK™ at 10^7, 10^8 or 10^9 $TCID_{50}$ 48 hours apart
- Inoculum diluted in normal saline to 10% tumour volume



VIRALYTICS
ONCOLYTIC VIRUSES

X03: Baseline Patient Characteristics

Number patients treated	6
Age (years)	
Range	57-81
Mean+ SD	65.7+8.8
Gender (Male/Female)	6/0
Ethnic group	
Caucasian	6
ECOG score	
0-1	6
2-5	0
Injected tumour volume (ultrasound, cm3)	
Range	4.7-34.0
Mean-SD	16.3+13.5

VIRALYTICS
ONCOLYTIC VIRUSES

X03:Patient treatment schedule

	Patient	Number of injections	Age	Stage	Screening Tumour volume (cm3)	Site of injection
Cohort I 10^7 $TCID_{50}$	Pt01	2	69	IV, M1c	2.72	Left axilla nodule
	Pt03	2	65	IV, M1c	33.99	epigastrium
	Pt04	2	58	IV, M1c	1.95	Right abdomen
Cohort II 10^8 $TCID_{50}$	Pt05	2	57	IV, M1a	18.85	Right groin
	Pt06	2	64	IV, M1b	28.10	Left axilla
	Pt07	2	81	IV, M1b	8.02	Right neck

VIRALYTICS
ONCOLYTIC VIRUSES

X03: Patient Eligibility

	Patient	Tumour CAVATAK™ receptor expression at screening ICAM-1	DAF	Anti-CAVATAK™ neutralising antibody titre at baseline	Previous Chemotherapy
Cohort I 10^7 $TCID_{50}$	Pt01	+++	+	1:4	dacarbazine
	Pt03	++	++	<1:4	dacarbazine
	Pt04	+/++	++	<1:4	Dacarbazine / lomustine
Cohort II 10^8 $TCID_{50}$	Pt05	++	+	<1:4	dacarbazine
	Pt06	++	+	1:10	-
	Pt07	+	++	<1:4	-

VIRALYTICS
ONCOLYTIC VIRUSES


X03: Serum anti-CAVATAK™ neutralising antibody levels
Cohort I (10^7 $TCID_{50}$)
Cohort II (10^8 $TCID_{50}$)
Anti-CAVATAK neutralising antibody titre
1000000
100000
10000
1000
100
10
1
X03-Pt 01 10e7
X03-Pt 03 10e7
X03-Pt 04 10e7
X03-Pt 05 10e8
X03-Pt 06 10e8
X03 Pt 07 10e8
Pre-inj Day 1
Post-inj Day 1
Pre-inj Day 3
Post-inj Day 3
Day 6
Day 8
Day 10
Day 13
Day 17
Day 24
Days Post-CAVATAK™ injection
VIRALYTICS
ONCOLYTIC VIRUSES

X03: Serum CAVATAK™ RNA levels



Cohort I (10^7 $TCID_{50}$)
qPCR (TCID50 equivalents)
120
100
80
60
40
20
0
X03-Pt 01 10e7
X03-Pt 03 10e7
X03-Pt 04 10e7
Pre-inj Day 1
Post-inj Day 1
Pre-inj Day 3
Post-inj Day 3
Day6
Day8
Day 10
Day 13
Day 17
Day 24
Days Post-CAVATAK™ injection
Cohort II (10^8 $TCID_{50}$)
120
100
80
60
40
20
0
X03-Pt 05 10e8
X03-Pt 06 10e8
X03 Pt 07 10e8
Pre-inj Day 1
Post-inj Day 1
Pre-inj Day 3
Post-inj Day 3
Day 6
Day 8
Day 10
Day 13
Day 17
Day 24
Day 38
Days Post-CAVATAK™ injection

VIRALYTICS
ONCOLYTIC VIRUSES

X03: Injected tumour CAVATAK™ RNA levels

	Patient	Number of injections	Biopsy: days post-CAVATAK injection	* CAVATAK™ RNA level
Cohort I 10^7 $TCID_{50}$	Pt01	2	31	NT
	Pt03	2	29	BLD
	Pt04	2	24	240
Cohort II 10^8 $TCID_{50}$	Pt05	2	57	BLD
	Pt06	2	64	NT
	Pt07	2	81	NT

BLD=below limit of detection
NT=Not taken
* = $TCID_{50}$ equivalents/10 mg tumour

VIRALYTICS
ONCOLYTIC VIRUSES

X03: CAVATAK™-mediated response in injected tumour (ultrasound)

	Patient Number	Day 24 post-injection	Day 52 post-injection
Cohort I 10^7 $TCID_{50}$	Pt01	SD	N/A
	Pt03	MR	N/A
	Pt04	PD	N/A
Cohort II 10^8 $TCID_{50}$	Pt05	PD	SD
	Pt06	PR	N/A
	Pt07	SD	N/A

PR=Partial response, >50-<100% reduction;
MR=Minor response, 25-50% reduction;
SD=Stable disease, <25% reduction-<20% increase
PD=Progressive disease, >20% increase

VIRALYTICS
ONCOLYTIC VIRUSES

X03: Serum cytokine levels following CAVATAK™ administration



IL-12
γ-IFN
GM-CSF
IL-10
TNF-α
IL-6
Day 1 Pre-inj
Day 13
Day 17
Day 24
IL-12 pg/ml
γ-IFN pg/ml
GM-CSF pg/ml
IL-10 pg/ml
TNF-α pg/ml
IL-6 pg/ml
X03-Pt 01
X03-Pt 03
X03-Pt 04
X03-Pt 05
X03-Pt 06
X03 Pt 07
Cohort I
Cohort II

VIRALYTICS
ONCOLYTIC VIRUSES

X03:CAVATAK™-mediated best overall response: RECIST criteria

(CT scan: Target and non-target lesions)

	Patient Number	Day 24 post-injection	Day 52 post-injection	Day 87 post-injection
Cohort I 10^7 $TCID_{50}$	Pt01	PD	N/A	N/A
	Pt03	PD	N/A	N/A
	Pt04	PD	N/A	N/A
Cohort II 10^8 $TCID_{50}$	Pt05	SD	SD	PD
	Pt06	PD	N/A	N/A
	Pt07	SD	N/A	N/A

SD=stable disease,
PD=Progressive disease

VIRALYTICS
ONCOLYTIC VIRUSES

X03: Summary Cohorts I and II

- Intra-tumoural injections of CAVATAK™ (10^7 -10^8 $TCID_{50}$) were well tolerated with moderate level "flu-like" symptoms the most common adverse event reported.
- No maximum tolerable dose of CAVATAK™ was reached
- In general, intra-tumoural injection of CAVATAK™ (10^7 -10^8 $TCID_{50}$) resulted in stabilisation of the injected lesion and in some cases a reduction in injected tumour volume.
- No significant reductions in overall tumour burden as assessed by RECIST criteria (best overall response) were observed, however, transient stable disease was observed in two patients.
- CAVATAK™ specific neutralising antibodies developed in 5/6 patients by day 10 post-injection and appears not to be dose related;
- Higher levels of serum CAVATAK™ RNA post-injection were observed in patients from Cohort II compared to Cohort I;
- Interestingly, patients that displayed some level of injected tumour reduction also possessed increasing levels of T-cell activating (Th1 response) cytokines (IL-12, GM-CSF and γ-IFN).

VIRALYTICS ONCOLYTIC VIRUSES

X04: Phase I dose escalation intravenous: late stage melanoma, breast and prostate cancer patients

- Patients with metastatic melanoma, prostate cancer or breast cancer
- Dose escalation study (400-fold increase, starting dose of 10^6 $TCID^{50}$ CAVATAK™)
- CAVATAK™ delivered by intravenous infusion (dose administered in 100ml normal saline)
- 13 groups of 2 patients



VIRALYTICS
ONCOLYTIC VIRUSES

X04: Baseline Patient Characteristics

Number patients treated	3
Age (years)	
Range	56-82
Mean+ SD	65.9+8.5
Gender (Male/Female)	3/0
Ethnic group	
Caucasian	3
ECOG score	
0-1	3
2-5	0

VIRALYTICS
ONCOLYTIC VIRUSES

X04: Patient treatment schedule

	Patient	Age	Cancer indication	Stage
Cohort I 1 i.v. x10^6 $TCID_{50}$	Pt01	56	Prostate	IV
	Pt03	69	Prostate	IV
Cohort II 2 i.v x10^6 $TCID_{50}$	Pt08	82	Melanoma	IV

VIRALYTICS
ONCOLYTIC VIRUSES

X04: Patient Eligibility

	Patient	Tumour CAVATAK™ receptor expression at screening ICAM-1	DAF	Anti-CAVATAK™ neutralising antibody titre at baseline
Cohort I 1 i.v. x10^6 $TCID_{50}$	Pt01	+	-	<1:4
	Pt03	++	+	<1:4
Cohort II 2 i.v x10^6 $TCID_{50}$	Pt08	+	-	<1:4

VIRALYTICS
ONCOLYTIC VIRUSES

X03: Serum anti-CAVATAK™ neutralising antibody levels



Cohort I (1 inj. X 10^6 TCID50)
Cohort 2 (2 inj. X 10^6 TCID50)
Anti-CAVATAK neutralising antibody titre
1000
100
10
1
X04-Pt01
X04-Pt03
X04-Pt08
Day 1 Pre-inj
Day 1 Post-inj
Day 2
Day 8
Day 12
Day 16
Day 20
Day 28
Day 42
Day 56
Day 84
Days Post-CAVATAK™ infusion
VIRALYTICS
ONCOLYTIC VIRUSES

X04: Summary Cohorts I and II

- Intravenous infusions of CAVATAK™ were well tolerated with moderate level “flu-like symptoms” the most common adverse event reported.
- Singe Intravenous infusions of 10^6 $TCID_{50}$ of CAVATAK™ were unable to induce the production of detectable levels of anti-CAVATAK neutralising antibody (84 days post-infusion)
- Two intravenous infusions of 10^6 $TCID_{50}$ of CAVATAK™ induced the development of detectable levels of anti-CAVATAK™ neutralising antibody
- No detectable level of CAVATAK™ RNA was detected in the serum of patients 30 minutes post-infusion.

VIRALYTICS
ONCOLYTIC VIRUSES

X06: Phase I dosage escalation intratumoural trial: late stage Head and Neck Cancer patients

- Patients bearing refractory carcinomas of the head and neck
- First patient injected February 2009
- Dosage escalation study - 1, 3 and 6 doses of CAVATAK™ each dose 10^9 $TCID_{50}$
- Viral inoculum diluted in normal saline to 30% tumour volume
- 3 cohorts of 3 patients



VIRALYTICS
ONCOLYTIC VIRUSES

Conclusion

- Overall, intratumoural and intravenous administrations of CAVATAK™ have to date, been well tolerated.
- No serious adverse events considered related to administration of CAVATAK™ have been reported.
- No maximum tolerable dosage levels of CAVATAK™ have been reached.
- No detectable excretion of CAVATAK™ in urine, faeces and sputum
- In current studies, intratumoural administrations of CAVATAK™ have facilitated mainly stabilisation of injected tumour growth.
- Approximately 20% of patients screened possess significant levels of anti-CAVATAK™ neutralising antibody.
- Clinical findings to date, support further evaluations of CAVATAK™ employing elevated dosage levels and frequency of administration.

VIRALYTICS
ONCOLYTIC VIRUSES

Collaborators

Princess Alexandria Hospital, Brisbane, Australia
Dr Mark Smithers,
Dr Damian Thompson

Redcliffe Hospital Brisbane, Australia
Dr Boris Chern

Calvary Mater Hospital,Newcastle, Australia
Professor Stephen Ackland,
Dr Girish Mallesara.

Hunter Melanoma Unit, Calvary Mater Hospital, Newcastle, Australia
Professor Peter Hersey

John Hunter Hospital, Newcastle, Australia,
Dr Mark Formby

VIRALYTICS
ONCOLYTIC VIRUSES

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement

Placement of 3m shares at 4 cents per share

13th March 2009, Sydney: Viralytics Limited (ASX: VLA) has today issued 3,000,000 shares (at 4 cents per share – the same price as shares issued in the December 2008 share purchase plan) to Newcastle Innovation Ltd (the commercial arm of the University of Newcastle) for partial payment of contractual research carried out by Newcastle Innovation Ltd on the behalf of the Company.

This share issue is in lieu of a cash payment the Company would contractually make to Newcastle Innovation Ltd.

Newcastle Innovation Ltd, prior to the issue of these shares, held 11.2m shares in the Company (3.7%). After the issue of these shares Newcastle Innovation Ltd will hold 14.2m shares (4.8%).

An Appendix 3B follows.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

About Viralytics Ltd
Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same as existing ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.04 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as part payment for services provided to the Company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 March 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
302,138,460	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000 1,020,000	Unlisted options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Director/Company secretary) Date: 13 March 2009

Print name: Bryan Dulhunty

== == == == ==

+ See chapter 19 for defined terms.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement

Viralytics to present Phase I results at International Conference

4th March 2009, Sydney: Viralytics Limited (ASX: VLA) has been selected to present at "The Fifth International Meeting on Replicating Oncolytic Virus Therapeutics" to be held March 18-21 in Banff, Canada.

Viralytics' Chief Scientific Officer, Dr Darren Shafren will present interim results from current Phase I Clinical evaluations of the company's lead candidate, CAVATAK™, in late stage cancer patients. The conference abstract is entitled "Phase I studies of intravenous and intratumoral administration of oncolytic Coxsackievirus A21 (CAVATAK™) in patients with advanced cancer".

A copy of the presentation will be available on the Viralytics web site on the day of the presentation.

Enquiries

Bryan Dulhunty
Managing director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

About Viralytics Ltd
Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

RECEIVED
2009 MAR 30 A 11: 8
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Viralytics Ltd

ABN 12 010 657 351

Appendix 4D

Half Year Report

For the 6 months ended 31 December 2008 (current period)
and the previous corresponding period 6 months ended 31 December 2007

Results for announcement to the market

				$A'000
Revenue from ordinary activities:	Up	24%	to	60
(Loss) from ordinary activities after tax attributable to members:	Up	12%	to	(2,155)
Net (loss) for the period attributable to members:	Up	12%	to	(2,155)

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	1.1 cents	1.9 cents
Basic earnings/(loss) per share	(0.8) cents	(0.8) cents

An explanation of the result of the current period and full financial details, are set out in the attached Directors Report and Financial Report.

Dividends: It is not proposed that any dividend will be paid. No dividends were paid in the previous corresponding period.

Viralytics Limited

ABN 12 010 657 351

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2008

Corporate Information

Directors

Mr Paul Hopper	Non-Executive Chairman
Dr Phillip Altman	Non-Executive Director
Mr Peter Molloy	Non-Executive Director
Mr. Bryan Dulhunty	Managing Director and CEO

Company Secretary

Ms Sarah Prince

Principal Place of Business

8/33 Ryde Road
Pymble NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane, QLD 4001

Auditors

Bentleys Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (02) 8280 7454

Web site

www.viralytics.com

Contact Information

Ph: (02) 9499-3200
Fax: (02) 9499-3300
Email: investorrelations@viralytics.com

Directors' Report

Your directors' submit their report on the company and its controlled entities for the half-year ended 31 December 2008.

DIRECTORS

The names of the directors of the company in office during the reporting period were:

Mr Paul Hopper	Non-Executive Chairman (appointed 4 September 2008)
Dr Phillip Altman	Non-Executive Director
Mr Peter Molloy	Non-Executive Director (appointed 29 September 2008)
Mr. Bryan Dulhunty	Managing Director and CEO

Associate Professor Darren Shafren Executive Director (resigned 18 November 2008)

RESULTS AND DIVIDENDS

The loss after tax of the company for the half-year was $2,155,317 (prior period loss of $1,922,128).

No dividend was proposed or paid.

REVIEW OF OPERATIONS

Clinical Trials

The Company's focus has been the development of its Solid Tumour clinical trial program. This includes both its current Phase I and its future Phase II trial program.

During the period the Company continued to recruit patients into its existing two Phase I clinical cancer trials as well as initiating a third Phase I clinical trial (Head and Neck cancer) with ethics approval for this trial being granted on the 9th of December 2008.

Our direct injection (intratumoural) melanoma study only has 2 patients to recruit before this study is completed. Preliminarily results (released to the market Sept 08) have been encouraging.

Our new Phase 1 Head and Neck cancer study which was approved in December 2008 has had its first patient successfully injected with CAVATAK™ on the 10th February 2009. This study is a dosage escalation study. (ie the dosage is fixed but given either once, three or six times over a 2 week interval). This differs from the Melanoma study, in that the Melanoma study was a dose escalation study where the dose itself was increased from a low dose to a high dose over 3 groups of patients.

Our intravenous trial in Melanoma, Breast and Prostate is currently being reviewed. Due to the safety profile developed during the Melanoma direct injection trial as well as data from the IV trial itself it has been decided to progress straight to high dosing levels and eliminate the lower dosing levels of the trial. Dosing levels will then be extended to higher dosing than was initially envisaged in this trial. The protocol for this trial is currently being amended. All amendments require hospital ethics approval before they can be implemented.

As previously announced the preliminary data from the current trial of CAVATAK™ has been very encouraging. We have seen both a reduction in the injected tumour volume and the generation of possible anti-tumour immune responses in some late stage melanoma patients. On completion of these trials the Company will have accumulated a significant patient data profile on solid tumours.

As a result of these promising results the company began preparations for its next stage of clinical trials - Phase II efficacy study trials. Due to the world wide regulatory environment there are long lead times in establishing properly designed Phase II trials that provide the necessary data information required by major licensing partners. To address these issues the Company has been developing the necessary technical knowledge the Company requires to support Phase II efficacy trials.

To undertake Phase II trials, the Company needs its product CAVATAK™ produced under GMP conditions. To achieve this end, a US based specialized virus manufacturer was appointed. The Company is undertaking the technical knowledge transfer process as well as optimisation studies to ensure CAVATAK™ is produced with a high yield production process.

To maximise the value of a Phase II clinical trial the Company commenced discussions with the American FDA to ensure the Company has completed sufficient pre-clinical work to enable a trial to be carried out in the US. As the USA market represents approximately 45% of the world pharmaceutical market it is essential products meets the requirements of this market.

Intellectual Property

The Company has significantly strengthened its main asset, its Intellectual Property Portfolio. During the previous year the Company was granted both USA and European patents for its Coxsackie A family of virus (of which CAVATAK™ is a trade name for one of this family of viruses) During the period under review, the Company received a Notice of Allowance from the US patent office covering the anti-cancer use for its panel of Echoviruses (including what may become the Companies second product, EVATAK™)

The Company is further strengthening its intellectual property portfolio by lodging divisional applications that if granted will broaden patent claims already granted.

Directors' Report

Corporate

In October 2008 2 highly biotech experienced US based directors, (Peter Molloy and myself, Paul Hopper) joined the Board. This allowed for the roles of the Board members to be restructured to conform with recommended best Corporate Governance practices. Following the election of Peter and myself at the Annual General Meeting in November 2008, Bryan Dulhunty (executive Chairman) stepped down from this role to take on the role of Managing Director, allowing myself (Paul Hopper) to become the non-executive, independent Chairman. Professor Shafren (executive director) resigned as a director to take on the fulltime role of Chief Science Officer.

To complete this Board restructure, Dr Phillip Altman who was a non-executive director as well as a consultant to the Company has relinquished his consulting role. The specialist skills of Dr Altman will now be sourced by independent industry specialists.

The Board is now comprised of 3 non-executive directors and a managing director

In this period the Company also engaged the services of a business development representative based in the United Kingdom to address of future commercialisation needs and engaged the services of an outsourced Company Secretary.

Investments

CBio Ltd

Viralytics Ltd owns 2.9% of the outstanding capital of CBio Limited. CBio is developing the product CPN10 for the potential treatment of a range of inflammatory diseases and is currently undertaking a 150 patient Phase II trial which CBio hopes will lead to a commercialisation deal. CBio has during the year, and is continuing to raise money at $1 per share. Our investment has a carrying value of $1.2m or $1 per share. CBio Ltd is a public non-listed Company. For further information please refer to the CBio website www.cbio.com.au

InJet Digital Aerosols Limited (IDAL)

Viralytics owns 45.3% of the outstanding capital of IDAL. IDAL is a public non-listed company. It has a patent portfolio which is licensed to Canon Inc for the purposes of commercialisation of this technology. For further information please refer to the IDAL website www.injet.com.au

Directors' Report

CASH MANAGEMENT and FUNDING

Over the past 3 years tight cash management has been a feature of the Company. However in the current uncertain economic conditions the Company believes it is prudent to defer where possible all but essential cash expenditure.

The Company will narrow its focus to completing its current three clinical trials and defer expenditure related to manufacture of product produced under GMP conditions, preclinical work related to our FDA IND discussions and non essential short term research, until longer term funding is assured. As well as these measure Corporate expenditure will also be reduced.

The Company raised $716k in December 2008 from a Share Purchase Plan offered to all shareholders. The Board wants to thank the shareholders who supported the Company in this fund raising offer.

It is clear that the Company still needs to raise additional capital. The Board is reviewing the various alternatives available to it and will advise the market on future funding as soon as it is able.

Auditor's Independence Declaration

A statement of independence has been provided by our auditors, Bentleys, Chartered Accountants and is included at page 21.

Signed in accordance with a resolution of directors

Mr Paul Hopper
Chairman
Sydney

Date 20 February 2009

Condensed Income Statement

for the half-year ended 31 December 2008

	December 2008 $	December 2007 $
Interest Income from third parties	60,225	48,517
Research, Development and Clinical Development	(1,011,742)	(851,367)
Staff Costs	(440,840)	(388,256)
Other working capital	(410,806)	(287,502)
Intellectual property	(88,197)	(175,488)
Interest and other costs of finance paid	(3,008)	(4,460)
Amortisation of intangibles	(191,178)	(191,178)
Depreciation expense	(69,771)	(72,394)
Total Expenses	(2,215,542)	(1,970,645)
(Loss) from ordinary activities before income tax	(2,155,317)	(1,922,128)
Income tax expense	-	-
(Loss) from ordinary activities after income tax	(2,155,317)	(1,922,128)
Basic earnings/(loss) per share (cents per share)	(0.8 cents)	(0.8 cents)
Diluted earnings/(loss) per share (cents per share)	(0.8 cents)	(0.8 cents)

The accompanying notes form part of these financial statements.

Condensed Balance Sheet

for the half-year ended 31 December 2008

	Notes	December 2008 $	June 2008 $
ASSETS			
Current Assets			
Cash and cash equivalents		1,683,808	2,847,258
Trade and other receivables	2	140,583	131,995
Total Current Assets		1,824,391	2,979,253
Non-Current Assets			
Plant and equipment	3	243,347	313,118
Financial Assets	4	1,200,000	1,200,000
Investments accounted for using the equity method	5	-	-
Intangible assets	6	4,565,352	4,667,174
Security Deposit		16,500	16,500
Total Non-Current Assets		6,025,199	6,196,792
TOTAL ASSETS		7,849,590	9,176,045
LIABILITIES			
Current Liabilities			
Trade and other payables	7	628,794	481,595
Total Current Liabilities		628,794	481,595
TOTAL LIABILITES		628,795	481,595
NET ASSETS		7,220,796	8,694,450
EQUITY			
Issued capital	8	43,666,001	42,997,901
Reserves		1,117,563	1,104,000
Accumulated losses		(37,562,768)	(35,407,451)
TOTAL EQUITY		7,220,796	8,694,450

The accompanying notes form part of these financial statements.

Condensed Statement of Changes in Equity

for the half-year ended 31 December 2008

	Notes	December 2008 $	December 2007 $
Share Capital			
Balance at beginning of the year		42,997,901	39,918,189
Issue of share capital		716,678	2,708,000
Cost of capital raising		(48,578)	(125,134)
Balance at 31 December		43,666,001	42,501,055
Accumulated Losses			
Balance at beginning of the year		(35,407,451)	(31,726,325)
Loss for the period		(2,155,317)	(1,922,128)
Balance at 31 December		(37,562,768)	(33,648,453)
Reserves			
Balance at beginning of the year		1,104,000	3,504,000
Write back of previously recognised unrealised gain on investment		-	(2,400,000)
Issue of options		13,563	-
Balance at 31 December		1,117,563	1,104,000

The accompanying notes form part of these financial statements.

Condensed Cash Flow Statement

for the half-year ended 31 December 2008

	December 2008 $	December 2007 $
Cash flows from Operating Activities		
Research, Development and Clinical trials	(872,521)	(975,299)
Staff Costs	(444,437)	(377,279)
Other Working Capital	(441,453)	(311,593)
Intellectual Property/Patent Costs	(82,267)	(188,370)
Interest Received	60,225	48,517
Interest and other costs of Finance paid	(3,008)	(4,460)
R&D Tax Refund	-	357,269
Net cash provided by/(used in) operating activities	(1,783,461)	(1,451,215)
Cash flows from Investing Activities		
Purchase of Plant and equipment	(7,311)	(754)
Acquisition of Intellectual Property	(89,356)	-
Net cash provided (used in) investing activities	(96,667)	(754)
Cash flows from Financing Activities		
Proceeds from share issue	716,678	2,708,000
Funds received for shares to be allotted	-	242,000
Net cash provided by financing activities	716,678	2,950,000
Net increase/(decrease) in cash held	(1,163,450)	1,498,031
Cash at beginning of the financial period	2,847,258	1,881,243
Cash at the end of the financial period	1,683,808	3,379,274

The accompanying notes form part of these financial statements

Notes to the financial statements

for the half-year ended 31 December 2008

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report is a general-purpose interim financial report that has been prepared in accordance with Australian Accounting Standard AASB134 'Interim Financial Reporting', other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The half-year financial report should be read in conjunction with the Annual Financial Report of Viralytics Limited as at 30 June 2008. It is recommended that the half-year financial report be considered together with any public announcements made by Viralytics Limited during the half-year ended 31 December 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Except as described below, the accounting policies applied by the Company in this half-year financial report are the same as those applied by the Company in the financial report as at and for the year ended 30 June 2008.

The half-year report does not include full disclosure of the type normally included in an annual financial report.

Going Concern

The financial report for the half-year ended 31 December 2008 is prepared on a going concern basis.

If additional funding is needed the Company may be able to realise its investments or it may be able to raise additional funds from the equity markets. The directors believe they have access to sufficient funds to satisfy creditors as and when they fall due.

However, if the Company is unable to realise its investments or is unable to raise additional funds from the equity markets, or if forecast costs and revenues are not met the company may be unable to continue as a going concern and therefore may be unable to realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Notes to the financial statements
for the half-year ended 31 December 2008

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short- term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b) Financial Instruments

Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139: 'Financial Instruments: Recognition and Measurement'. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Available-For-Sale Financial Assets

Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Notes to the financial statements

for the half-year ended 31 December 2008

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

c) Impairment of Assets

At each reporting date the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

d) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years
Furniture & Fittings	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

An assets' carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

Notes to the financial statements

for the half-year ended 31 December 2008

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

e) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting where significant influence is exercised over an investee. Significant influence exists where the investor has the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over these policies.

f) Intangibles

Patents
Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their useful lives of 20 years or less. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

Intellectual Property
Intellectual property has been brought to account at cost of acquisition. The technology was originally acquired under a two year licence in July 2004. In December 2006, the licensing agreement was terminated on the assignment of the intellectual property to the Company. Initial payments to acquire the licence were amortised over the period of the licence (2 years). Payments made on assignment of the Intellectual Property are being written off over the life of the shortest patent (14 years).

g) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus non-related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

h) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Notes to the financial statements

for the half-year ended 31 December 2008

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

i) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers. Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets. Dividend revenue is recognised when the right to receive a dividend has been established. Revenue from the rendering of a service is recognised upon the delivery of services. All revenue is stated net of the amount of goods and services tax (GST).

j) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

k) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

Notes to the financial statements

for the half-year ended 31 December 2008

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT continued

l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Receivables and Payables in the balance sheet are shown inclusive of GST.

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

	December 2008 $	June 2008 $
2. RECEIVABLES - CURRENT		
GST Receivable	76,917	62,380
Prepayments	63,666	69,615
	140,583	**131,995**
3. PLANT AND EQUIPMENT		
Plant and Equipment at cost	844,565	845,234
Accumulated depreciation	(601,218)	(532,116)
	243,347	**313,118**

Notes to the financial statements

for the half-year ended 31 December 2008

	December 2008 $	June 2008 $
3. PLANT AND EQUIPMENT continued		
Movements in Carrying Amounts		
Movements in the carrying amounts at the beginning and end of the current and previous period:		
Balance at beginning of period	313,118	441,409
Additions	-	18044
Disposals at WDV	(669)	(6,999)
Depreciation expense	(69,102)	(139,336)
Balance at end of period	243,347	313,118

	December 2008 $	June 2008 $
4. FINANCIAL ASSETS		
(a) Investment in unlisted entity at fair value		
CBio Ltd		
- at fair value	1,200,000	3,600,000
- reduction in Fair Value	-	(2,400,000)
	1,200,000	1,200,000
(b) Investment in listed entity at fair value		
Analytica Limited		
- at fair value	-	696,324
- Sale of Analytica Ltd shares at cost	-	(2,778,396)
- Reversal of Impairment provision	-	2,082,072
	-	-
Total Investments	1,200,000	1,200,000

Notes to the financial statements

for the half-year ended 31 December 2008

	December 2008 $	June 2008 $
5. INVESTMENT IN EQUITY ACCOUNTED ASSOCIATES		
InJet Digital Aerosols Limited		
- Investment at Cost	630,000	630,000
- Share of net losses to extent of carrying value	(630,000)	(630,000)
Net Investment at End of Year	-	-

InJet Digital Aerosols Limited (IDAL) is a public unlisted Company incorporated in Australia. The Company owns 44.9% (previous corresponding period 45.3%).

6. INTANGIBLE ASSETS

	December 2008 $	June 2008 $
Virotherapy Intellectual property	4,565,352	4,667,174
Movement in Intangibles		
Opening balance at beginning of period	4,667,174	5,049,530
Additions	89,356	-
Amortisation for the period	(191,178)	(382,356)
Net carrying value at end of period	4,565,352	4,667,174

7. TRADE AND OTHER PAYABLES

	December 2008 $	June 2008 $
Trade payables	473,176	178,154
Other unsecured	155,618	303,441
	628,794	481,595

Notes to the financial statements

for the half-year ended 31 December 2008

	December 2008 $	June 2008 $
8. ISSUED CAPITAL		
Ordinary Shares – Issued and fully paid	43,666,001	42,997,901

	Number of shares on issue	December 2008 $
Movements in ordinary shares on issue		
At 1 July 2008	281,221,504	42,997,901
Share Purchase Plan at 4 cents per share	17,916,956	716,678
Costs of capital raising	-	(48,578)
At 31 December 2008	299,138,460	43,666,001

	December 2008	June 2008
Options – Number on issue		
Unlisted option issued under the Employee share plan	1,020,000	1,120,000
Other unlisted options	17,550,000	11,800,000
	18,570,000	12,920,000
Movements in Options		
Balance at the beginning 1 July 2008	12,920,000	13,620,000
Options issued	6,750,000	750,000
Other Options exercised	-	-
Other options that lapsed	(1,100,000)	(1,450,000)
Balance at 31 December 2008	18,570,000	12,920,000

9. SEGMENT INFORMATION

In the current reporting period the Company operated only in Australia within the medical research and technology sector.

Notes to the financial statements
for the half-year ended 31 December 2008

10. CONTINGENT LIABILITIES/GUARANTEE

Viralytics Ltd and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

11. SUBSEQUENT EVENTS

There have not been any matters or circumstances that have arisen since the end of the period, that have significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in financial years after the half-year period.

Directors' Declaration

The directors' of the Company declare that:

(1) the financial statements and notes, as set out on pages 6 to 19:

(a) comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations, and

(b) give a true and fair view of the company's financial position as at 31 December 2008 and the performance for the half-year ended on that date.

(2) subject to the comments in Note 1 regarding going concern, in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Paul Hopper
Chairman

Sydney
Date: 20 February 2009

VIRALYTICS LIMITED AND ITS CONTROLLED ENTITIES

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF VIRALYTICS LIMITED

I declare that, to the best of my knowledge and belief, during the half year ended 31 December 2008 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

P.M.Power
Partner

Brisbane
Date: 13 February 2009

INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF VIRALYTICS LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report ("financial report") of Viralytics Limited, which comprises the condensed balance sheet as at 31 December 2008, and the condensed income statement, condensed statement of changes in equity, condensed cash flow statement for the half-year ended on that date, accompanying explanatory notes to the financial statements including a statement of significant accounting policies and the directors' declaration of Viralytics Limited ("the company").

Directors' Responsibility for the Half-Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the *Corporations Act 2001.* This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 "Review of an Interim Financial Report Performed by the Independent Auditor of the Entity", in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the company's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.* As the auditor of Viralytics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Viralytics Limited on 16 February 2009, would be in the same terms if provided to the directors as at the date of this auditors' review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Viralytics Limited is not in accordance with the *Corporations Act 2001* including:

a) giving a true and fair view of the company's financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the conclusion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1, there is some uncertainty whether Viralytics Limited will be able to continue as a going concern if the Company is unable to realise its investments or is unable to raise additional funds from the equity markets, or if forecast costs and revenues are not met in which case the company may be unable to continue as a going concern and therefore may be unable to realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Bentleys
Brisbane Partnership

P M Power
Partner

Brisbane 20 February 2008